                     SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                                SCHEDULE 13G
                               (RULE 13d-102)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(b) AND
           (c) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)
                              (AMENDMENT NO. 1)


                  ADVANCED DIGITAL INFORMATION CORPORATION
              -------------------------------------------------
                               (Name of Issuer)

                         COMMON STOCK, NO PAR VALUE
                  -----------------------------------------
                     (Title of Class of Securities)

                                 007525-10-8
                       ------------------------------
                                (CUSIP Number)




                               Page 1 of 7 Pages
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CUSIP NO.                         SCHEDULE 13G                Page 2 of 7 Pages
007525-10-8                    (AMENDMENT NO. 1)
-------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      JOHN W. STANTON               SS# ###-##-####
-------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  / /
                                                                  (b)  / /
-------------------------------------------------------------------------------
 3    SEC USE ONLY


-------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States citizen
-------------------------------------------------------------------------------
                        5    SOLE VOTING POWER

                             332,464 (1)
                       --------------------------------------------------------
 NUMBER OF
 SHARES                 6    SHARED VOTING POWER
 BENEFICIALLY
 OWNED BY                    0
 EACH                  --------------------------------------------------------
 REPORTING              7    SOLE DISPOSITIVE POWER
 PERSON
 WITH                        332,464 (1)
                       --------------------------------------------------------
                        8    SHARED DISPOSITIVE POWER

                             0
-------------------------------------------------------------------------------
 9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       332,464 (1)
-------------------------------------------------------------------------------
 10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          / /
-------------------------------------------------------------------------------
 11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        3.4%
-------------------------------------------------------------------------------
 12    TYPE OF REPORTING PERSON*

       IN
-------------------------------------------------------------------------------

                               Page 2 of 7 Pages
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                 NOTES TO SCHEDULE 13G FOR JOHN W. STANTON


     (1) Includes 14,000 shares subject to issuance upon exercise of options for the Company's Common Stock that are exercisable within 60 days of December 31, 1997.









                               Page 3 of 7 Pages
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                         AMENDMENTS TO SCHEDULE 13G

ITEM 1(a).  NAME OF ISSUER.

     This Schedule 13G relates to Advanced Digital Information Corporation, a Washington corporation (the "Company").

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

     The Company's principal executive offices are located at 10201 Willows Rd., P.O. Box 97057-9757, Redmond, WA 98073-9705

ITEM 2(a).  NAME OF PERSONS FILING.

     John W. Stanton

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE.

     The business address of the reporting person is Western Wireless Corporation, Suite 100, 2001 N.W. Sammamish Rd., Issaquah, WA 98027

ITEM 2(c).  CITIZENSHIP.

     Mr. Stanton is a United States citizen.

ITEM 2(d).  TITLE OF CLASS OF SECURITIES.

     This Schedule 13G relates to the Company's common stock, no par value (the "Common Stock").

ITEM 2(e).  CUSIP NUMBER.

     The CUSIP Number for the Company's Common Stock is 007525-10-8.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

     (a)  / /  Broker or dealer registered under Section 15 of the Act,

     (b)  / /  Bank as defined in Section 3(a)(6) of the Act,

     (c)  / /  Insurance Company as defined in Section 3(a)(19) of the Act,

                               Page 4 of 7 Pages
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     (d)  / /  Investment Company registered under Section 8 of the Investment
               Company Act,

     (e) / / Investment Advisor registered under Section 203 of the Investment Advisors Act of 1940,

     (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund,

     (g)  / /  Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G),

     (h)  / /  Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

                                NOT APPLICABLE.

ITEM 4.  OWNERSHIP.

     The following describes the ownership of Common Stock by John W. Stanton as of December 31, 1997:

     (a)  Amount beneficially owned:  332,464

     (b)  Percent of class:  3.4%

     (c)  Number of shares as to which such person has:

          (i)    Sole power to vote or direct the vote:  332,464 (1)

          (ii)   Shared power to vote or to direct the vote:  0
          (iii)  Sole power to dispose or to direct the disposition of:
                 332,464 (1)
          (iv)   Shared power to dispose or to direct the disposition of:  0

     ____________________

     (1) Includes 14,000 shares subject to issuance upon exercise of options for the Company's Common Stock that are exercisable within 60 days of December 31, 1997.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following box. [x].

                               Page 5 of 7 Pages
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ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

     Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

     Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

     Not applicable.

ITEM 10.  CERTIFICATION.

     Not applicable.




                               Page 6 of 7 Pages
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                                  SIGNATURE

     The undersigned hereby agrees that this Schedule is filed on behalf of him and, after reasonable inquiry and to best of his knowledge and belief, hereby certifies that the information set forth in this statement is true, complete and correct.

     Dated:    March 23, 1998


                                       By      /s/ John W. Stanton
                                          ------------------------------------
                                                   John W. Stanton









                               Page 7 of 7 Pages